KB Financial Group Inc.
Non-Consolidated Financial Statements
June 30, 2010 and 2009

KB Financial Group Inc.
Index
June 30, 2010 and 2009

Report of Independent Accountants
To the Shareholders and Board of Directors of
KB Financial Group Inc.
We have reviewed the accompanying non-consolidated statement of financial position of KB Financial Group Inc. (“the Company”) as of June 30, 2010, and the related non-consolidated statements of operations for the three-month and six-month periods ended June 30, 2010 and 2009, and non-consolidated statements of changes in shareholders’ equity and of cash flows for the six-month periods ended June 30, 2010 and 2009, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.
We conducted our reviews in accordance with the quarterly and semi-annual review standards in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
Samil PricewaterhousCoopers
LS Yongsan Tower, 191, Hangangno 2-ga, Yongsan-gu, Seoul 140-702, Korea (Yongsan P.O Box 266, 140-600) www.samil.com
Samil PricewaterhouseCoopers is the Korean network firm of PricewaterhouseCoopers International Limited (PwCIL). “PricewaterhouseCoopers” and “PwC” refer to the network of member firms of PwCIL. Each member firm is a separate legal entity and does not act as an agent of PwCIL or any other member firm.

We have audited the non-consolidated statement of financial position of KB Financial Group Inc. as of December 31, 2009, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 10, 2010. These financial statements are not included in this review report. The non-consolidated statement of financial position as of December 31, 2009, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2009.
Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.
Seoul, Korea
August 6, 2010
This report is effective as of August 6, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.
Non-Consolidated Statements of Financial Position
June 30, 2010, and December 31, 2009

(in millions of Korean won)	2010		2009
Assets
Cash and due from bank (Notes 3, 18 and 20)	~~W~~	854,133	~~W~~	845,366
Equity method investments (Notes 4 and 20)		17,687,578		17,612,122
Loans receivable, net (Notes 5, 18 and 20)		159,200		169,150
Property and equipment, net (Note 6)		1,326		1,718
Other assets, net (Notes 7 and 18)		133,039		35,108

Total assets	~~W~~	18,835,276	~~W~~	18,663,464

Liabilities and shareholders’ equity
Liabilities
Debentures, net of discount (Notes 8, 20 and 23)	~~W~~	798,876	~~W~~	798,421
Other liabilities, net (Notes 9, 13, 14 and 18)		110,606		13,413

Total liabilities		909,482		811,834

Shareholders’ equity
Common stock (Note 10)		1,931,758		1,931,758
Capital surplus (Note 11)		16,428,852		16,428,852
Capital adjustment		(2,919,162)		(2,918,990)
Accumulated other comprehensive income (Note 16)		1,146,177		1,232,279
Retained earnings (Note 12)		1,338,169		1,177,731

Total shareholders’ equity		17,925,794		17,851,630

Total liabilities and shareholders’ equity	~~W~~	18,835,276	~~W~~	18,663,464

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statements of Operations
For the three-month and six-month periods ended June 30, 2010 and 2009

	2010				2009
	Three-month		Six-month		Three-month		Six-month
(in millions of Korean won,	period ended		period ended		period ended		period ended
except per share amounts)	June 30, 2010		June 30, 2010		June 30, 2009		June 30, 2009
Operating revenues
Gain on valuation of equity method investments (Notes 4 and 21)	~~W~~	(324,816)	~~W~~	252,690	~~W~~	156,141	~~W~~	413,607
Interest income (Note 18)		8,759		18,635		1,603		5,097
Reversal of allowance for loan losses (Note 5)		50		50		—		150
Commission income		—		4		—		—

		(316,007)		271,379		157,744		418,854

Operating expenses
Loss on valuation of equity method investments (Notes 4 and 21)		—		—		23,873		24,321
Interest expense		13,317		26,489		14,024		27,485
Provision for doubtful accounts		—		—		350		—
Commission expense		1,842		4,243		1,602		3,849
Selling and administrative expenses (Notes 6, 7, 9, 13, 18 and 24)		5,917		11,225		8,243		15,136

		21,076		41,957		48,092		70,791

Operating income (loss)		(337,083)		229,422		109,652		348,063
Non-operating income		457		514		86		224
Non-operating expense		—		—		—		—

Income (loss) before income tax (benefit)		(336,626)		229,936		109,738		348,287
Income tax expense(benefit) (Note 14)		(1,676)		(7,789)		(195)		23

Net income (loss)	~~W~~	(334,950)	~~W~~	237,725	~~W~~	109,933	~~W~~	348,264

Per share data (Note 15)
Basic and diluted earnings (loss) per share	~~W~~	(976)	~~W~~	693	~~W~~	346	~~W~~	1,097
The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statements of Changes in Shareholders’ Equity
For the six-month periods ended June 30, 2010 and 2009

							Accumulated
	Capital		Capital		Capital		other comprehensive		Retained
(in millions of Korean won)	stock		surplus		adjustment		income and loss		earnings		Total
January 1, 2009	~~W~~	1,781,758	~~W~~	15,473,511	~~W~~	(3,145,102)	~~W~~	1,087,503	~~W~~	630,941	~~W~~	15,828,611
Net income		—		—		—		—		348,264		348,264
Changes in equity method investments		—		—		(21,175)		(121,369)		3,458		(139,086)

June 30, 2009	~~W~~	1,781,758	~~W~~	15,473,511	~~W~~	(3,166,277)	~~W~~	966,134	~~W~~	982,663	~~W~~	16,037,789

January 1, 2010	~~W~~	1,931,758	~~W~~	16,428,852	~~W~~	(2,918,990)	~~W~~	1,232,279	~~W~~	1,177,731	~~W~~	17,851,630
Distribution of dividends		—		—		—		—		(78,897)		(78,897)
Net income		—		—		—		—		237,725		237,725
Changes in equity method investments		—		—		(172)		(86,102)		1,610		(84,664)

June 30, 2010	~~W~~	1,931,758	~~W~~	16,428,852	~~W~~	(2,919,162)	~~W~~	1,146,177	~~W~~	1,338,169	~~W~~	17,925,794

The accompanying notes are an integral part of these non-consolidated financial statements.

  See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2010 and 2009

(in millions of Korean won)	2010		2009
Cash flows from operating activities

Net income	~~W~~	237,725	~~W~~	348,264

Adjustments to reconcile net income to net cash provided by operating activities
Loss on valuation of equity method investments		—		24,321
Provision for severance benefits		861		1,440
Share-based compensation		—		807
Depreciation		432		842
Amortization of intangible assets		418		335
Interest expense		455		336
Gain on valuation of equity method investments		(252,690)		(413,607)
Reversal of allowance for loan losses		(50)		(150)
Gain on valuation of pension plan assets		(79)		(79)
Reversal of share-based compensation		(24)		—

		(250,677)		(385,755)

Changes in operating assets and liabilities
Decrease in equity method investments due to dividend distribution		95,305		98,200
Decrease (increase) in accounts receivable		(102,625)		2
Decrease in accrued income		4,738		953
Decrease (increase) in prepaid expenses		(94)		63
Decrease (increase) in other assets		(96)		206
Increase (decrease) in accounts payable		5,378		(87)
Increase in income tax payable		90,883		—
Increase in accrued expense		461		2,214
Increase (decrease) in deferred tax liabilities		(2,735)		23
Payment of severance benefits		(628)		—
Increase in accrued severance benefits		256		109
Decrease (increase) in pension plan assets		183		(72)
Decrease in withholding tax payables		(61)		(28)
Decrease in other liabilities		(37)		—

		90,928		101,583

Net cash provided by operating activities		77,976		64,092

KB Financial Group Inc.
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2010 and 2009

(in millions of Korean won)	2010		2009
Cash flows from investing activities
Collection of loans		10,000		100,000
Decrease in guarantee deposits		220		—
Acquisition of equity method investments		—		(376,091)
Loans granted		—		(70,000)
Acquisition of property and equipment		(40)		(160)
Purchase of intangible assets		(36)		(1,197)
Increase in guarantee deposits		(456)		(6,426)

Net cash provided by (used in) investing activities		9,688		(353,874)

Cash flows from financing activities
Proceeds from borrowings		—		255,000
Proceeds from issuing debentures		—		299,066
Repayment of borrowings		—		(257,000)
Distribution of dividends		(78,897)		—

Net cash provided by (used in) financing activities		(78,897)		297,066

Net increase in cash and cash equivalents		8,767		7,284

Cash and cash equivalents (Note 17)
Beginning of period		845,363		1,846

End of period	~~W~~	854,130	~~W~~	9,130

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
1. The Company
KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s common stock as of June 30, 2010, is ~~W~~1,931,758 million.
The Company is authorized to issue 1,000 million shares. The Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.
The major shareholder as of June 30, 2010, is:

	Number of Shares	Percentage of
Name of Shareholder	Owned	Ownership(%)
ING Bank N.V., Amsterdam	19,401,044	5.02
Details of its subsidiaries are as follows:
(1) Kookmin Bank
Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act. The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Services Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified either as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Kookmin Bank’s common stock as of June 30, 2010, is ~~W~~2,481,896 million.
The Bank’s shares have been listed on the KRX since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the KRX on November 9, 2001. In addition, the Bank listed its ADS on the NYSE on November 1, 2001, following the consolidation with H&CB. H&CB listed its ADS on the NYSE on October 3, 2000, prior to the business combination. The Bank became a wholly owned subsidiary of the Company through a comprehensive stock transfer on September 29, 2008. In addition, the Bank’s listed shares and depositary shares on the KRX and the NYSE were delisted on October 10, 2008 and September 26, 2008, respectively.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Capital Market and Financial Investment Business Act and Specialized Credit Financial Business Act, respectively. The Bank, with headquarters based in Seoul, operates through 1,196 domestic branches and offices, and five overseas branches (excluding three subsidiaries and two offices) as of June 30, 2010.
(2) KB Investment & Securities Co., Ltd.
KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in investment trading service, brokerage service, and financial investment business service which is under the provision of Capital Market and Financial Investment Business Act and other relating services. On March 11, 2008, the former name of Hannuri Investment & Securities changed to KB Investment & Securities. Its headquarters are located in Seoul. KB Investment & Securities common stock as of June 30, 2010, is ~~W~~78,000 million.
(3) KB Life Insurance Co., Ltd.
KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s common stock as of June 30, 2010, is ~~W~~ 156,000 million.
(4) KB Asset Management Co., Ltd.
KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997, started to engage in collective investment business (previously known as security investment trust operations) under Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s common stock as of June 30, 2010, is ~~W~~ 38,338 million.
(5) KB Real Estate Trust Co., Ltd.
KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. The 22 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s common stock as of June 30, 2010, is ~~W~~80,000 million.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
(6) KB Investment Co., Ltd.
KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company under Section 7 of the Support for Small and Medium Enterprise Establishment Act was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, registered as Corporate Restructuring Company in the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s common stock as of June 30, 2010, is ~~W~~44,759 million.
(7) KB Futures Co., Ltd.
KB Futures Co., Ltd. (the “KB Futures”) was established on March 1997 to engage in futures trading, trust, intermediation, or brokerage services. The company became a member of the KRX on January 8, 1999. Its headquarters are located in Seoul. KB Futures’ common stock as of June 30, 2010, is ~~W~~20,000 million.
(8) KB Credit Information Co., Ltd.
KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s common stock as of June 30, 2010, is ~~W~~6,262 million.
(9) KB Data Systems Co., Ltd.
KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ common stock as of June 30, 2010, is ~~W~~8,000 million.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
The percentage of ownership in subsidiaries as of June 30, 2010, is as follows:

		Number of
Investors	Investees	Shares	Ownership(%)
KB Financial Group Inc.	Kookmin Bank	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Life Insurance Co., Ltd.	15,912,000	51.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	43,322,704	11.21
	Kookmin Bank Cambodia PLC.	132,600	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	3,000,000	100.00
	KB-Glenwood Private Equity Fund 1 [1]	1	0.03

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1	4,378,209,280	2.56
	Burrill-KB Life Sciences Fund [2,3]	372,401,633	35.53
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
The percentage of ownership in subsidiaries as of December 31, 2009, was as follows:

		Number of
Investors	Investees	Shares	Ownership(%)
KB Financial Group Inc.	Kookmin Bank	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Life Insurance Co., Ltd.	15,912,000	51.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	43,322,704	11.21
	Kookmin Bank Cambodia PLC.	132,600	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	2,000,000	100.00
	KB-Glenwood Private Equity Fund 1 [1]	1	0.03

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1	4,510,720,000	2.56
	Burrill-KB Life Sciences Fund [2]	—	—

[1]	KB-Glenwood Private Equity Fund 1 was established on October 23, 2009, and KB Investment & Securities Co., Ltd. is involved in the management as a general partner.

[2]	Burrill-KB Life Sciences Fund was established on August 31, 2009, and KB Investment Co., Ltd. is involved in the management as a general partner.

[3]	KB Investment Co., Ltd holds 35.53% of total ownership in Burrill-KB Life Sciences Fund, whereas the committed percentage of ownership is no more than 34.44%.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
2. Significant Accounting Policies
The Korea Accounting Institute has published a series of Statements of Korea Accounting Standards (“SKAS”). The Company has adopted SKAS No. 1 through No. 24, except No. 14, and No. 101, in the preparation of its financial statements as of and the six-month period ended June 30, 2010. Significant accounting policies followed in the preparation of these financial statements are as follows:
Equity Method Investments
Investments in equity securities of subsidiaries, over which the Company exercises a significant control or influence, are accounted for using the equity method. Under the equity method, the Company accounts for its proportionate ownership in the book value of the subsidiary in current operations as adjustment to income or loss, retained earnings, capital surplus, capital adjustments, or accumulated other comprehensive income depending on the nature of the underlying change in the book value of the subsidiaries. The acquisition cost of the Company stock owned by its subsidiaries is deducted from the Company’s equity method investments and accounted for as capital adjustment.
The Company discontinues the equity method for equity method investments when the Company’s share of accumulated losses equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the subsidiaries equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
Any significant difference between expected cash flows from equity method investments and the Company’s proportionate ownership in the net book value of the investees is accounted for as impairment loss from equity method investments. When the estimated future expected cash flows from equity method investments exceed the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.
If the equity method investee is one of the Company’s subsidiaries and is subject to consolidation, the changes, arising from additional stock purchase or capital increase and from the net difference of net asset value of investee and acquisition cost in net asset from the date of consolidation, are reflected as changes in capital surplus or capital adjustment in the Company’s statement of financial position.
The excess of the acquisition cost over the proportionate fair value of the investee’s net asset is amortized using the straight-line method up to a maximum of 20 years. The excess of the proportionate fair value of net asset over the acquisition cost (“the excess”), arising from the agreed expected future loss or expense, is recognized as income when expected future loss or expense is incurred. The excess up to the fair value of identifiable non-monetary assets is recognized as income over the years using the weighted average useful lives of non-monetary assets. The excess over fair value of identifiable non-monetary assets is recognized as income and reflected in the equity method investments.
Unrealized gains or losses on transactions between the Company and its subsidiaries are eliminated to the extent of the Company’s interest in each equity method investee. Unrealized gains or losses from downstream sales are fully eliminated and reflected in equity method investments.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
Allowance for Loan Losses
The Company provides an allowance for loan losses based on reasonable and objective analysis of the borrowers’ capacity to repay their obligation.
Property and Equipment
The cost of property and equipment includes purchase costs, incidental costs directly related to preparing the property and equipment for use, and the discounted estimated costs to remove, dismantle or restore property and equipment at the end of the estimated useful lives of the related assets, when these costs meet the conditions for the recognition of liabilities.
Property and equipment are recorded as net of accumulated depreciation and impairment loss. Depreciation is computed using declining balance method based on the estimated useful lives of the assets as follows:

Items	Depreciation Method	Estimated Useful Life
Property and equipment	Declining balance method	4 years
The Company’s land is revalued periodically by an independent appraiser. Any gain on revaluation, net of tax, is credited to accumulated other comprehensive income. On the other hand, loss on revaluation, net of tax, is first netted against accumulated other comprehensive income and the remainder is included in current operations.
Betterments and renewals, enhancing the value of the assets over their recently appraised value, are capitalized. However, routine maintenance and repairs are charged to expense as incurred.
The Company assesses the potential impairment of property and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets before impairment, net of accumulated depreciation, when the estimated recoverable value of the assets exceeds the carrying value after impairment.
Intangible Assets
Intangible assets included in other assets are recorded at their production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized over the estimated economic useful lives of the related assets as follows:

Items	Amortization Method	Estimated Useful Life
Software	Straight-line	4 years
Others	Straight-line	4 years
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the intangible assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired intangible assets is recorded in current operations up to the cost of the intangible assets before impairment, net of accumulated amortization, when the estimated recoverable value of the assets exceeds the carrying value after impairment.
Discounts on Debentures
Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.
Accrued Severance Benefits
Employees and officers with at least a year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and officers were to terminate their employment at the end of each reporting period.
The Company has adopted a defined benefit pension. Accrued severance benefits and accrued pension benefits are recognized as liabilities for employees and for retired employees, respectively, who are qualified and elect to receive payments from the pension plan.
The accrued severance benefits and accrued pension benefits are presented as net of pension plan assets, and when pension plan assets exceed the accrued severance benefits and accrued pension benefits, the excess amount is presented as an investment asset.
Share-Based Payments
The fair value of the goods or employee services received in exchange for the grant of the options is recognized as expense and capital adjustment when the settlement term is equity-settled share-based payment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.
For cash-settled share-based payments, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at the end of reporting period and at settlement date. The change in fair value is recognized as expense.
Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.
Income Tax and Deferred Income Tax
Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities recognized are the amounts which will be credited or charged to income tax expense in the period the related temporary differences reverse in the future.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.
Consolidated Taxation
The Company, after adopting the consolidated taxation system, uses the systematic and reasonable method to calculate the consolidated tax all subsidiaries and the related refunds and payable of each subsidiary. Accordingly, the Company accounts for the consolidated tax as income tax payable on behalf of its subsidiaries.
Provision and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.
3. Cash and Due from Bank
Cash and due from bank as of June 30, 2010, and December 31, 2009, are as follows:

		Interest Rate(%)
(in millions of Korean won)	Bank	as of 06. 30. 2010	2010		2009
Due from bank	Kookmin Bank	2.10 ~ 2.80	~~W~~	854,133	~~W~~	845,366
Restricted cash and due from bank as of June 30, 2010, and December 31, 2009, are as follows:

(in millions of Korean won)	2010		2009		Restriction
Due from Bank in won	~~W~~	3	~~W~~	3	Guarantee deposits
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
4. Equity Method Investments
Equity method investments as of June 30, 2010, are as follows:

(in millions of Korean won)			2010
Investees	Number of Shares	Ownership(%)	Acquisition Cost		Book Value
Kookmin Bank	496,379,116	100.00	~~W~~	13,027,020	~~W~~	16,799,819
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		376,645
KB Life Insurance Co., Ltd.	15,912,000	51.00		76,091		91,939
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		108,466
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		128,768
KB Investment Co., Ltd.	8,951,797	100.00		104,741		109,682
KB Futures Co., Ltd.	4,000,000	100.00		35,734		40,404
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		24,396
KB Data Systems Co., Ltd.	800,000	100.00		16,698		7,459

			~~W~~	13,930,940	~~W~~	17,687,578

Equity method investments as of December 31, 2009, were as follows:

(in millions of Korean won)			2009
Investees	Number of Shares	Ownership(%)	Acquisition Cost		Book Value
Kookmin Bank	496,379,116	100.00	~~W~~	13,027,020	~~W~~	16,774,896
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		369,849
KB Life Insurance Co., Ltd. [1]	15,912,000	51.00		76,091		77,284
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		96,312
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,741		104,910
KB Futures Co., Ltd.	4,000,000	100.00		35,734		37,363
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		23,621
KB Data Systems Co., Ltd.	800,000	100.00		16,698		6,334

			~~W~~	13,930,940	~~W~~	17,612,122

[1]	The Company acquired 51% ownership in KB Life Insurance Co.,Ltd., which was previously owned by Kookmin Bank, during the year ended December 31, 2009.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
The changes in the difference between the acquisition cost of investment and the amount of the underlying equity in investee’s net assets for the six-month period ended June 30, 2010, are as follows:

	Beginning		Increase
(in millions of Korean won)	Balance		(Decrease)		Amortization		Ending Balance
KB Investment & Securities Co., Ltd.	~~W~~	70,265	~~W~~	—	~~W~~	11,394	~~W~~	58,871
The changes in the difference between the acquisition cost of investment and the amount of the underlying equity in investee’s net assets for the year ended December 31, 2009, were as follows:

	Beginning		Increase
(in millions of Korean won)	Balance		(Decrease)		Amortization		Ending Balance
KB Investment & Securities Co., Ltd.	~~W~~	93,054	~~W~~	—	~~W~~	22,789	~~W~~	70,265
The changes in equity method investments resulting from equity method valuation for the six-month period ended June 30, 2010, are as follows:

							Valuation under Equity Method
									Gain(Loss) on				Accumulated
									Valuation of				Other
(in millions of Korean won)	Beginning		Acquisition				Retained		Equity Method		Capital		Comprehensive		Ending
Investees	Balance		Cost		Dividends		Earnings		Investments		Adjustment		Income(Loss)		Balance
Kookmin Bank [1]	~~W~~	16,774,896	~~W~~	—	~~W~~	(95,305)	~~W~~	3,493	~~W~~	215,472	~~W~~	—	~~W~~	(98,737)	~~W~~	16,799,819
KB Investment & Securities Co., Ltd.		369,849		—		—		(1,883)		4,990		—	3,689			376,645
KB Life Insurance Co.,Ltd.		77,284		—		—		—		6,183		—	8,472			91,939
KB Asset Management Co., Ltd.		96,312		—		—		—		11,974		—	180			108,466
KB Real Estate Trust Co., Ltd.		121,553		—		—		—		7,215		—	—			128,768
KB Investment Co., Ltd.		104,910		—		—		—		2,403		—	2,369			109,682
KB Futures Co., Ltd.		37,363		—		—		—		2,553		—	488			40,404
KB Credit Information Co., Ltd.		23,621		—		—		—		775		—	—			24,396
KB Data Systems Co., Ltd.		6,334		—		—		—		1,125		—	—			7,459

	~~W~~	17,612,122	~~W~~	—	~~W~~	(95,305)	~~W~~	1,610	~~W~~	252,690	~~W~~	—	~~W~~	(83,539)	~~W~~	17,687,578

[1]	The beginning and ending balances of the investments in Kookmin Bank are net of ~~W~~2,476,809 million. This amount represents the Company’s issued shares owned by Kookmin Bank accounted for as capital adjustment in the Company’s statement of financial position.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
The changes in equity method investments resulting from equity method valuation for the year ended December 31, 2009, were as follows:

							Valuation under Equity Method
									Gain(Loss) on				Accumulated
									Valuation of				Other
(in millions of Korean won)	Beginning		Acquisition				Retained		Equity Method		Capital		Comprehensive		Ending
Investees	Balance		Cost		Dividends		Earnings		Investments		Adjustment		Income(Loss)		Balance
Kookmin Bank [1]	~~W~~	15,506,919	~~W~~	300,000	~~W~~	—	~~W~~	6,972	~~W~~	598,319	~~W~~	232,052	~~W~~	130,634	~~W~~	16,774,896
KB Investment & Securities Co., Ltd.		419,267		—		—		—		(64,482)		—		15,064		369,849
KB Life Insurance Co.,Ltd. [2]		—		76,091		—		—		10,182		(7,836)		(1,153)		77,284
KB Asset Management Co., Ltd.		116,458		—		(49,000)		—		28,783		—		71		96,312
KB Real Estate Trust Co., Ltd.		97,469		—		—		—		24,044		—		40		121,553
KB Investment Co., Ltd.		103,788		—		—		—		2,391		—		(1,269)		104,910
KB Futures Co., Ltd.		38,206		—		(9,000)		—		6,178		—		1,979		37,363
KB Credit Information Co., Ltd.		44,488		—		(25,200)		—		4,333		—		—		23,621
KB Data Systems Co., Ltd.		18,457		—		(15,000)		—		2,877		—		—		6,334

	~~W~~	16,345,052	~~W~~	376,091	~~W~~	(98,200)	~~W~~	6,972	~~W~~	612,625	~~W~~	224,216	~~W~~	145,366	~~W~~	17,612,122

[1]	The beginning and ending balances of the investments in Kookmin Bank are net of ~~W~~2,710,349 million and ~~W~~2,476,809 million, respectively. These amounts represent the Company’s issued shares owned by Kookmin Bank accounted for as capital adjustment in the Company’s statement of financial position.

[2]	The changes in equity method investment due to net income and changes in accumulated other comprehensive income of KB Life Insurance Co., Ltd. represent amounts for the nine-month period ended December 31, 2009.
The subsidiaries’ reviewed financial statements as of June 30, 2010, were used in the application of the equity method. Financial information of above subsidiaries is disclosed in Notes 19 and 20.
Unrealized gain and loss as of June 30, 2010, and December 31, 2009, are listed below:

	2010				2009
	Unrealized		Unrealized		Unrealized		Unrealized
(in millions of Korean won)	Loss		Gain		Loss		Gain
Kookmin Bank	~~W~~	114	~~W~~	(66,403)	~~W~~	—	~~W~~	(82,600)
KB Investment & Securities Co., Ltd.		505		(632)		502		(432)
KB Real Estate Trust Co., Ltd.		250		(52)		250		—
KB Investment Co., Ltd.		50		—		100		—
KB Credit Information Co., Ltd.		16		—		15		—
KB Data Systems Co., Ltd.		49		(10,177)		36		(10,508)

	~~W~~	984	~~W~~	(77,264)	~~W~~	903	~~W~~	(93,540)

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
5. Loans Receivable
Loans receivable as of June 30, 2010, and December 31, 2009, are as follows:

		Interest
		Rate (%)
		as of
(in millions of Korean won)	Debtors	6. 30. 2010	2010		2009
General loans in won	KB Real Estate Trust Co., Ltd.	4.72	~~W~~	50,000	~~W~~	50,000
	KB Investment Co., Ltd.	4.67		10,000		20,000

Subordinated loans in won	KB Investment & Securities Co., Ltd.	5.95		100,000		100,000

			~~W~~	160,000	~~W~~	170,000

The maturities of loans receivable as of June 30, 2010, are as follows:

(in millions			4 to 6		7 to 12				Over 3
of Korean won)	3 Months		Months		Months		1 to 3 Years		Years		Total
Loans in won	~~W~~	—	~~W~~	—	~~W~~	60,000	~~W~~	—	~~W~~	100,000	~~W~~	160,000
The maturities of loans as of December 31, 2009, were as follows:

(in millions			4 to 6		7 to 12				Over 3
of Korean won)	3 Months		Months		Months		1 to 3 Years		Years		Total
Loans in won	~~W~~	—	~~W~~	20,000	~~W~~	—	~~W~~	50,000	~~W~~	100,000	~~W~~	170,000
The provision ratios for possible loan losses as of June 30, 2010, and December 31, 2009, are as follows:

(in millions of Korean won)	2010		2009
Loans subjected to provision	~~W~~	160,000	~~W~~	170,000
Allowance for loan losses		800		850
Provision ratio (%)		0.50		0.50
The changes in loans receivable subjected to provision for possible losses for the six-month period ended June 30, 2010, and for the year ended December 31, 2009, are as follows:

(in millions of Korean won)	2010		2009
Beginning balance	~~W~~	850	~~W~~	1,000
Reversal of allowance for loans losses		50		150

Ending balance	~~W~~	800	~~W~~	850

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
6. Property and Equipment
The changes in property and equipment for the six-month period ended June 30, 2010, are as follows:

	Beginning						Ending
(in millions of Korean won)	Balance		Acquisition		Depreciation		Balance
Property and equipment	~~W~~	1,718	~~W~~	40	~~W~~	432	~~W~~	1,326
The changes in property and equipment for the year ended December 31, 2009, were as follows:

	Beginning						Ending
(in millions of Korean won)	Balance		Acquisition		Depreciation		Balance
Property and equipment	~~W~~	3,214	~~W~~	213	~~W~~	1,709	~~W~~	1,718
Property and equipment insured as of June 30, 2010, are as follows:

		Insurance
(in millions of Korean won)	Asset Insured	Coverage		Insurance Company
Package insurance	Property and equipment	~~W~~	3,836	Samsung Fire & Marine Insurance Co., Ltd.
7. Intangible Assets
The changes in intangible assets for the six-month period ended June 30, 2010, are as follows:

	Beginning						Ending
(in millions of Korean won)	Balance		Acquisition		Amortization		Balance
Software	~~W~~	1,125	~~W~~	—	~~W~~	196	~~W~~	929
Other intangible assets		1,384		36		222		1,198

	~~W~~	2,509	~~W~~	36	~~W~~	418	~~W~~	2,127

The changes in intangible assets for the year ended December 31, 2009, were as follows:

	Beginning						Ending
(in millions of Korean won)	Balance		Acquisition		Amortization		Balance
Software	~~W~~	1,388	~~W~~	120	~~W~~	383	~~W~~	1,125
Other intangible assets		621		1,129		366		1,384

	~~W~~	2,009	~~W~~	1,249	~~W~~	749	~~W~~	2,509

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
8. Debts
Debentures issued by the Company as of June 30, 2010, and December 31, 2009, are as follows:

			Interest
			Rate (%)
	Issued	Maturity	as of 6. 30.
(in millions of Korean won)	Date	Date	2010	2010		2009
Unguaranteed debentures No. 1	2008-12-12	2011-12-12	7.48	~~W~~	500,000	~~W~~	500,000
Unguaranteed debentures No. 2-1	2009-03-20	2011-03-20	4.98		250,000		250,000
Unguaranteed debentures No. 2-2	2009-03-20	2012-03-20	5.30		50,000		50,000

					800,000		800,000
Less: Discounts on debentures					(1,124)		(1,579)

				~~W~~	798,876	~~W~~	798,421

The maturities of debentures as of June 30, 2010, are as follows:

			4 to 6		7 to 12		1 to 3
(in millions of Korean won)	3 Months		Months		Months		Years		Total
Debentures	~~W~~	—	~~W~~	—	~~W~~	250,000	~~W~~	550,000	~~W~~	800,000
The maturities of debentures as of December 31, 2009, were as follows:

			4 to 6		7 to 12		1 to 3
(in millions of Korean won)	3 Months		Months		Months		Years		Total
Debentures	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	800,000	~~W~~	800,000
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
9. Accrued Severance Benefits
The changes in accrued severance benefits for the six-month period ended June 30, 2010, and for the year ended December 31, 2009, are summarized as follows:

(in millions of Korean won)	2010		2009
Beginning balances	~~W~~	4,709	~~W~~	3,346

Transferred from subsidiaries [1]		256		316
Provision		861		1,780
Payment		628		733

Accrued severance benefits		5,198		4,709
Less: Pension plan assets		(3,192)		(3,296)

Ending balances	~~W~~	2,006	~~W~~	1,413

[1]	Under the regulation on retirement benefits, accrued severance benefits of ~~W~~ 256 million and ~~W~~ 316 million for the six-month period ended June 30, 2010, and for the year ended December 31, 2009, respectively, were transferred from subsidiaries where the employees have been previously employed. Accordingly, pension plan assets, amounting to ~~W~~ 184 million and ~~W~~ 154 million, were also transferred from subsidiaries along with accrued severance benefits.
Details of pension plan assets as of June 30, 2010, and December 31, 2009, are as follows:

(in millions of Korean won)	2010		2009
Cash and cash equivalents	~~W~~	7	~~W~~	1,046
Time deposits		3,185		2,250

	~~W~~	3,192	~~W~~	3,296

As of June 30 2010, none of the retired employees has elected to receive the retirement pension benefit. Therefore, the Company is not subjected to any retirement pension benefit obligation, and there is no expected payment of retirement pension benefit within a year.
10. Capital Stock
Details of capital stock as of June 30, 2010, and December 31, 2009, are as follows:

(in Korean won, except per share amounts)	2010		2009
Number of shares authorized		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of shares issued		386,351,693		386,351,693
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
11. Capital Surplus
The excess value, which is greater than capital reserve, of transferred shares of subsidiaries including treasury shares of Kookmin Bank over the Company’s issued capital stock is recorded as changes from valuation of equity method investments under the capital surplus of shareholders’ equity.
12. Retained Earnings
As required by Article 53 of the Financial Holding Company Act, the Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.
13. Share-Based Payments
Share-based payment plan for executives and employees of the Company as of June 30, 2010, is as follows:

			Maximum
			Granted
(in number of shares)		Grant Date	Shares	Grant Condition
Stock Grant	1st Series [2]	2008-09-29	53,466	Services fulfillment
				Achievements of targets on the basis of market and non-market performance [1]
	2nd Series [3]	2009-03-27	3,090	Service fulfillment
	3rd Series [4]	2010-01-01	42,239	Services fulfillment
				Achievements of targets on the basis of market and non-market performance

			98,795

[1]	In order to exercise their stock grants, at least three years of service as vesting period are required for executive directors, while the fulfillment of their remaining contracted service period is required for non-executive directors. The 40% of the shares to be granted will be based on the achievement of the targeted relative TSR ratio, while another 40% will be based on the achievement of the targeted relative EPS ratio. The remaining 20% will depend on the Company’s growth and on the evaluation of three-year trend on return on asset ratios. However, certain granted shares will be compensated regardless of the above achievements as long as service requirement is fulfilled.

[2]	The number of shares to be compensated is based on the following achievements: 30% of granted shares will depend on targeted KPI, another 30% of granted shares will depend on targeted financial results of the Company, and the remaining 40% of granted shares will depend on targeted relative TSR.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009

[3]	The number of shares to be exercised among granted shares will be decided depending on the service fulfillment.

[4]	The 30% of shares to be granted will depend on targeted KPI, another 30% of shares to be granted will depend on targeted financial results of the Company, and the remaining 40% of shares to be granted will depend on targeted relative TSR. However, certain granted shares will be compensated based on the achievement of the targeted KPI (50%) and relative TSR (50%).
The maximum number of total granted shares is determined on the contract date, and the number of shares to be compensated is determined by the achievements of the targets. The Company may settle the payment by either cash or equity.
Stock grants vested to employees and executives are measured on the basis of fair value using the Monte-Carlo Simulation Model. Assumptions used under the Monte-Carlo Simulation Model are summarized as follows:

					Fair Value
	Expected Exercise		Fair Value		(Non-Market
	Period		(Market Performance		Performance
(in Korean won)	(Years)	Risk Free Rate (%)	Condition)		Condition)
Series 1-1	1.25	3.18	~~W~~	5,683	~~W~~	47,772
Series 1-2	1.50	3.29		5,341		47,735
Series 1-4	0.72	3.09		—		47,673
Series 1-5	0.34	3.09		—		47,540
Series 2-3	1.74	3.37		—		48,194
Series 3-1	1.51	3.29		4,791		48,041
Series 3-2	1.58	3.31		4,930		47,766
Series 3-3	1.51	3.29		4,849		47,707
Meanwhile, the Company determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price as of June 30, 2010, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate. Financial information from Kookmin Bank is used for the period prior to the establishment of the Company.
The changes in number of granted shares for the six-month period ended June 30, 2010, are as follows:

						Weighted Average
						Number of Years to
(in number of shares)	Beginning	Granted	Exercise	Expired[1]	Ending	Maturity
Stock grant	64,732	42,239	3,563	4,613	98,795	1.31 years
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009

[1]	The expired number of stock grants includes the decrease of 3,571 shares from the retirement of directors and employees and the decrease of 1,042 due to the determination of numbers of shares to be compensated during the six-month period ended June 30, 2010.
The changes in number of granted shares for the year ended December 31, 2009, were as follows:

						Weighted Average
						Number of Years to
(in number of shares)	Beginning	Granted	Exercise	Expired[1]	Ending	Maturity
Stock grant	180,020	5,347	733	119,902	64,732	1.46 years

[1]	Stock grants decreased by 63,122 shares as executives and employees voluntarily returned their existing shares, while a decrease of 53,118 shares was due to the retirement of certain executives and employees. It also decreased by 3,662 shares due to the pre-conversion adjustment to the holding company.
Accrued expenses of ~~W~~1,116 million and ~~W~~1,324 million are accounted for as share-based compensation as of June 30, 2010, and December 31, 2009, respectively. The intrinsic value of stock grants as of June 30, 2010, and December 31, 2009, are ~~W~~77 million and ~~W~~30 million, respectively. Additionally, the ~~W~~24 million of share-based compensation was reversed during the six-month period ended June 30, 2010, while the ~~W~~828 million of the share-based compensation during the six-month period ended June 30, 2009, was accounted for as salaries expense under selling and administrative expense.
14. Income Tax
Income tax expense (benefit) for the six-month periods ended June 30, 2010 and 2009, consists of:

(in millions of Korean won)	2010		2009
Current income taxes	~~W~~	—	~~W~~	—
Changes in deferred income taxes due to temporary differences		—		1,194
Income tax liabilities directly charged to the shareholders’ equity [1]		(2,735)		(1,171)
Effect from the adoption of consolidated taxation system [2]		(5,054)		—

Income tax expense (benefit)	~~W~~	(7,789)	~~W~~	23

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009

[1]	Income tax liabilities directly charged to the shareholders’ equity as of June 30, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009
Changes in equity method investments-capital adjustment	~~W~~	(172)	~~W~~	—
Gain on valuation of equity method investments-accumulated other comprehensive income		(1,970)		(1,360)
Loss on valuation of equity method investments-accumulated other comprehensive income		(593)		189

	~~W~~	(2,735)	~~W~~	(1,171)

[2]	The Company requested approval from the National Tax Service to adopt the consolidated taxation system, and consequently, the request was granted in April 2010. The consolidated tax expense is allocated in proportion to each subsidiary’s income tax obligation.
The reconciliation between income tax expense (benefit) and income before income tax for the six-month periods ended June 30, 2010 and 2009, follows:

(in millions of Korean won)	2010		2009
Income before income tax	~~W~~	229,936	~~W~~	348,287

Income tax imposed at the statutory rate	~~W~~	55,645	~~W~~	84,285
Adjustments
Non-deductible expense		55		101
Exclusion of deferred income tax from equity method investments		(60,145)		(94,206)
Exclusion of deferred income tax from net operating loss carryforwards		—		9,294
Others		1,710		549
Effect from the adoption of consolidated taxation system		(5,054)		—

Income tax expense (benefit)	~~W~~	(7,789)	~~W~~	23

Effective tax rate (%)		(3.39)		0.01
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
The changes in accumulated temporary differences for the six-month period ended June 30, 2010, and deferred income tax assets (liabilities) as of June 30, 2010, are as follows:

									Deferred Income Tax
	Temporary Difference								Assets (Liabilities)
(in millions of Korean won)	Beginning		Increase		Decrease		Ending		2010[1]
Equity method investments	~~W~~	500,359	~~W~~	178,844	~~W~~	254,300	~~W~~	424,903	~~W~~	93,479
Accrued severance benefits		3,296		675		368		3,603		793
Severance insurance deposits		(3,296)		(264)		(368)		(3,192)		(702)
Share-based compensation		1,324		—		208		1,116		245
Estimated future compensation		1,353		681		1,353		681		165
Net operating loss carryforwards		77,629		—		—		77,629		17,078

	~~W~~	580,665	~~W~~	179,936	~~W~~	255,861	~~W~~	504,740		111,058

Unrealizable deferred income tax assets (liabilities) [1,2]										117,305

Net deferred income tax liabilities									~~W~~	(6,247)

[1]	Tax effects from equity method valuation are estimated based on each subsidiary’s taxable amount subject to deferred tax and its realization. The temporary differences of ~~W~~ 6,748 million arising from the equity method valuation are recognized as deferred tax liabilities as of June 30, 2010.

[2]	As of June 30, 2010, net operating loss carryforwards are not expected to be realized in the future; therefore, they are not recognized as deferred income tax assets.
The changes in accumulated temporary differences for the year ended December 31, 2009, and deferred income tax assets (liabilities) as of December 31 2009, were as follows:

									Deferred Income Tax
	Temporary Difference								Assets (Liabilities)
(in millions of Korean won)	Beginning		Increase		Decrease		Ending		2009[1]
Equity method investments	~~W~~	1,391,338	~~W~~	98,200	~~W~~	989,179	~~W~~	500,359	~~W~~	110,079
Accrued severance benefits		2,180		1,364		248		3,296		725
Severance insurance deposits		(2,180)		(1,364)		(248)		(3,296)		(725)
Share-based compensation		463		885		24		1,324		291
Estimated future compensation		—		1,353		—		1,353		298
Net operating loss carryforwards		11,466		66,163		—		77,629		17,078

	~~W~~	1,403,267	~~W~~	166,601	~~W~~	989,203	~~W~~	580,665		127,746

Unrealizable deferred income tax assets (liabilities) [1,2]										133,993

Net deferred income tax liabilities									~~W~~	(6,247)

[1]	Tax effects from equity method valuation were estimated based on each subsidiary’s taxable amount subject to deferred tax and its realization. The temporary differences of ~~W~~ 6,247 million arising from the equity method valuation were recognized as deferred tax liabilities as of December 31, 2009.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009

[2]	As of December 31, 2009, net operating loss carryforwards and other temporary differences were not expected to be realized in the future; therefore, they were not recognized as deferred income tax assets.
15. Earnings Per Share
Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2010 and 2009, is calculated as follows:

	2010				2009
(in Korean won and in number of shares)	Three-Month Period		Six-Month Period		Three-Month Period		Six-Month Period
Net income (loss) [1]	~~W~~	(334,949,978,440)	~~W~~	237,725,064,520	~~W~~	109,932,878,430	~~W~~	348,263,657,213
Weighted-average number of common shares outstanding		343,028,989		343,028,989		317,365,773		317,365,773
Basic earnings (loss) per share	~~W~~	(976)	~~W~~	693	~~W~~	346	~~W~~	1,097

[1]	Earnings (loss) available for common shareholders is the same as net income (loss).
The weighted average number of common shares outstanding for the three-month and the six-month periods ended June 30, 2010, is computed as follows:

		Days	Outstanding
(in number of shares)	Number of Shares	Outstanding	Shares
Three-month period
Beginning	386,351,693	91	35,158,004,063
Treasury shares [1]	(43,322,704)	91	(3,942,366,064)

Total outstanding shares ()			31,215,637,999
In number of days(‚)			91
Weighted average number of shares outstanding(/‚)			343,028,989
Six-month period
Beginning	386,351,693	181	69,929,656,433
Treasury shares [1]	(43,322,704)	181	(7,841,409,424)

Total outstanding shares ()			62,088,247,009
In number of days(‚)			181
Weighted average number of shares outstanding(/‚)			343,028,989
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
The weighted average number of common shares outstanding for the three-month and six-month periods ended June 30, 2009, was computed as follows:

		Days	Outstanding
(in number of shares)	Number of Shares	Outstanding	Shares
Three-month period
Beginning	356,351,693	91	32,428,004,063
Treasury shares [1]	(47,407,671)	91	(4,314,098,061)
Common shares deemed to have been issued free to existing shareholders [2]	8,421,751	91	766,379,381

Total outstanding shares ()			28,880,285,383
In number of days(‚)			91
Weighted average number of shares outstanding(/‚)			317,365,773
Six-month period
Beginning	356,351,693	181	64,499,656,433
Treasury shares [1]	(47,407,671)	181	(8,580,788,451)
Common shares deemed to have been issued free to existing shareholders [2]	8,421,751	181	1,524,337,010

Total outstanding shares ()			57,443,204,992
In number of days(‚)			181
Weighted average number of shares outstanding(/‚)			317,365,773

[1]	Weighted average number of common shares outstanding is calculated accounting for the shares owned by subsidiaries as treasury stock.

[2]	The common shares deemed to have been issued free to existing shareholders were considered in the computation of weighted average number of common shares outstanding.
Basic earnings per share for the six-month period ended June 30, 2010, is equal to diluted earnings per share because there is no dilution in the weighted average number of common stock outstanding.
The number of potential common stock, which is not included in the computation of diluted earnings per share for the six-month period ended June 30, 2010, due to the antidilutive effect, but may result in the dilution of earnings per share in the future, follows:

(in number of shares)	2010[1]
Stock grants	563,761

[1]	The number of granted shares for employees and executives of Kookmin Bank, one of the subsidiaries of the Company, is included in the total number of stock grants.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
16. Comprehensive Income
Comprehensive income for the six-month periods ended June 30, 2010 and 2009, consists of:

(in millions of Korean won)	2010		2009
Net income	~~W~~	237,725	~~W~~	348,264
Accumulated other comprehensive income
Gain on valuation of equity method investment, net of tax effect ~~W~~(-) 1,970 million (2009: ~~W~~(-) 1,360 million)		(88,752)		(127,472)
Loss on valuation of equity method investment, net of tax effect ~~W~~(-) 593 million (2009: ~~W~~189 million)		2,650		6,103

Comprehensive income	~~W~~	151,623	~~W~~	226,895

17. Supplemental Cash Flows Information
Restricted due from banks is not accounted for in the statement of cash flows.
Significant transactions not involving cash inflows or outflows for the six-month periods ended June 30, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009
Changes in capital adjustment due to valuation of equity method investments	~~W~~	(172)	~~W~~	(21,175)
Changes in comprehensive income due to valuation of equity method investments		(86,102)		(121,369)
Changes in retained earnings due to equity method investments		1,610		3,458
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
18. Related Party Transactions
The details of the Company’s ownership in its subsidiaries, second-tier subsidiaries and equity method investments are summarized in Notes 1 and 4.
As of June 30, 2010, and December 31, 2009, the ownerships in associates over which the Company has significant influence through its subsidiaries are as follows:

		2010		2009
Investors	Investees	Number of Shares	Ownership (%)	Number of Shares	Ownership (%)
Kookmin Bank	KLB Securities Co., Ltd.[1]	4,854,713	36.41	4,854,713	36.41
	Jooeun Industrial Co., Ltd. [1]	1,999,910	99.99	1,999,910	99.99
	Balhae Infrastructure Fund	11,075,182	12.61	10,853,607	12.61
	Korea Credit Bureau Co., Ltd.	180,000	9.00	180,000	9.00
	UAMCO., Ltd.	85,050	17.50	12,250	17.50
	JSC Bank CenterCredit -Common shares	48,023,250	29.56	44,136,676	30.52
	JSC Bank CenterCredit -Convertible preferred shares	36,561,465	93.15	—	—
	KB06-1 Venture Partnership Fund	200	50.00	200	50.00
	KB08-1 Venture Partnership Fund	400	66.67	400	66.67

KB Investment Co., Ltd.	KB06-1 Venture Partnership Fund	100	25.00	100	25.00
	KB08-1 Venture Partnership Fund	200	33.33	200	33.33
	Kookmin Investment Partnership No.16 [2]	177.2	20.00	177.2	20.00
	NPC 05-6 KB Venture Fund	500	20.00	500	20.00
	NPC 07-5 KB Venture Fund	500	20.00	500	20.00
	09-5 KB Venture Fund	20	33.33	20	33.33
	KB 06-1 Corporate Restructuring Fund [2]	12	5.38	12	5.38
	NPS 06-5 KB Corporate Restructuring Fund	2,280,000,000	13.57	2,280,000,000	13.57

[1]	In the process of filing bankruptcy as of June 30, 2010, and December 31, 2009.

[2]	Under liquidation as of June 30, 2010.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
Revenues earned and expenses incurred from the significant transactions between the Company and its subsidiaries for the six-month period ended June 30, 2010, are as follows:

		Accounts
(in millions of Korean won)		Interest		Interest on
Revenues	Expenses	on Loan		Due from Banks		Rent		Total
KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	13,844	~~W~~	—	~~W~~	13,844
	KB Investment & Securities Co.,Ltd.		3,115		—		—		3,115
	KB Real Estate Trust Co., Ltd.		1,257		—		—		1,257
	KB Investment Co., Ltd.		419		—		—		419
Kookmin Bank	KB Financial Group Inc.		—		—		309		309

		~~W~~	4,791	~~W~~	13,844	~~W~~	309	~~W~~	18,944

Revenues earned and expenses incurred from the significant transactions between the Company and its subsidiaries for the six-month period ended June 30, 2009, were as follows:

		Accounts
(in millions of Korean won)		Interest		Interest on
Revenues	Expenses	on Loan		Due from Banks		Rent		Total
KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	146	~~W~~	—	~~W~~	146
	KB Investment & Securities Co.,Ltd.		4,813		—		—		4,813
	KB Real Estate Trust Co., Ltd.		13		—		—		13
	KB Investment Co., Ltd.		5		—		—		5
Kookmin Bank	KB Financial Group Inc.		—		—		292		292

		~~W~~	4,831	~~W~~	146	~~W~~	292	~~W~~	5,269

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
Balances resulting from significant lending and borrowing transactions between the Company and its subsidiaries as of June 30, 2010, are as follows:

(in million of Korean won)		Accounts
Creditor	Debtor	Loans		Due from Bank		Guarantee Deposit		Accounts Receivable		Accounts Payable		Total
KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	854,133	~~W~~	15,085	~~W~~	95,428	~~W~~	—	~~W~~	964,646
	KB Investment & Securities Co., Ltd.		100,000		—		—		—		—		100,000
	KB Asset Management Co., Ltd.		—		—		—		3,241		—		3,241
	KB Real Estate Trust Co., Ltd.		50,000		—		—		2,310		—		52,310
	KB Investment Co., Ltd.		10,000		—		—		—		—		10,000
	KB Futures Co., Ltd.		—		—		—		636		—		636
	KB Credit Information Co., Ltd.		—		—		—		296		—		296
	KB Data Systems Co., Ltd.		—		—		—		401		—		401
KB Investment & Securities Co., Ltd.	KB Financial Group Inc.		—		—		—		—		5,095		5,095
KB Investment Co., Ltd.	KB Financial Group Inc.		—		—		—		—		20		20

		~~W~~	160,000	~~W~~	854,133	~~W~~	15,085	~~W~~	102,312	~~W~~	5,115	~~W~~	1,136,645

Balances resulting from significant lending and borrowing transactions between the Company and its subsidiaries as of December 31, 2009, were as follows:

(in million of Korean won)		Accounts
Creditor	Debtor	Loans		Due from Bank		Guarantee Deposit		Total
KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	845,366	~~W~~	15,085	~~W~~	860,451
	KB Investment & Securities Co., Ltd.		100,000		—		—		100,000
	KB Real Estate Trust Co., Ltd.		50,000		—		—		50,000
	KB Investment Co., Ltd.		20,000		—		—		20,000

		~~W~~	170,000	~~W~~	845,366	~~W~~	15,085	~~W~~	1,030,451

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
Compensation for key management for the six-month period ended June 30, 2010 and 2009, consists of:

(in millions of Korean won)	2010		2009
Salaries	~~W~~	779	~~W~~	3,222
Provision for severance benefits		67		87
Share-based compensation [1]		(24)		828

Total	~~W~~	822	~~W~~	4,137

[1]	Details of share-based compensation are described in Note 13.
Key management includes non-executive directors, registered directors, and non-registered directors who have the authority for making decisions in the Company’s financial planning and management.
19. Condensed Financial Information of Subsidiaries
The condensed statements of financial position of subsidiaries as of June 30, 2010, are as follows:

(in millions of Korean won)	Total Assets		Total Liabilities		Shareholders’ Equity
Kookmin Bank [1]	~~W~~	264,861,802	~~W~~	245,829,539	~~W~~	19,032,263
KB Investment & Securities Co., Ltd. [1]		2,089,329		1,742,208		347,121
KB Life Insurance Co., Ltd.		3,098,535		2,918,262		180,273
KB Asset Management Co., Ltd.		119,736		11,270		108,466
KB Real Estate Trust Co., Ltd.		265,287		136,717		128,570
KB Investment Co., Ltd. [1]		323,875		44,495		279,380
KB Futures Co., Ltd.		163,406		123,002		40,404
KB Credit Information Co., Ltd.		30,268		5,888		24,380
KB Data Systems Co., Ltd.		42,370		24,784		17,586

	~~W~~	270,994,608	~~W~~	250,836,165	~~W~~	20,158,443

[1]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
The condensed statements of financial position of subsidiaries as of December 31, 2009, were as follows:

(in millions of Korean won)	Total Assets		Total Liabilities		Shareholders’ Equity
Kookmin Bank [1]	~~W~~	259,457,534	~~W~~	240,033,425	~~W~~	19,424,109
KB Investment & Securities Co., Ltd.		2,041,219		1,745,615		295,604
KB Life Insurance Co., Ltd.		2,521,079		2,369,542		151,537
KB Asset Management Co., Ltd.		108,583		12,271		96,312
KB Real Estate Trust Co., Ltd.		257,286		135,983		121,303
KB Investment Co., Ltd. [1]		327,823		44,310		283,513
KB Futures Co., Ltd.		221,942		184,579		37,363
KB Credit Information Co., Ltd.		29,379		5,773		23,606
KB Data Systems Co., Ltd.		44,938		28,132		16,806

	~~W~~	265,009,783	~~W~~	244,559,630	~~W~~	20,450,153

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
The condensed statements of operations of subsidiaries for the six-month period ended June 30, 2010, are as follows:

							Net Income (loss)
	Operating		Operating		Operating		Before Income
(in millions of Korean won)	Revenues		Expenses		Income (loss)		Tax		Net Income (loss)
Kookmin Bank [1]	~~W~~	13,070,124	~~W~~	12,960,673	~~W~~	109,451	~~W~~	91,690	~~W~~	173,456
KB Investment & Securities Co., Ltd. [1]		240,812		220,750		20,062		19,617		14,490
KB Life Insurance Co., Ltd.		657,654		648,461		9,193		9,041		7,017
KB Asset Management Co., Ltd.		31,794		15,683		16,111		15,892		11,974
KB Real Estate Trust Co., Ltd.		25,365		15,858		9,507		9,610		7,267
KB Investment Co., Ltd. [1]		11,102		16,746		(5,644)		(5,090)		(4,885)
KB Futures Co., Ltd.		14,235		10,762		3,473		3,376		2,553
KB Credit Information Co., Ltd.		23,653		22,638		1,015		1,005		773
KB Data Systems Co., Ltd.		51,029		49,901		1,128		1,037		780

	~~W~~	14,125,768	~~W~~	13,961,472	~~W~~	164,296	~~W~~	146,178	~~W~~	213,425

[1]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
The condensed statements of operations of subsidiaries for the six-month period ended June 30, 2009, were as follows:

							Net Income (loss)
	Operating		Operating		Operating		Before Income
(in millions of Korean won)	Revenues		Expenses		Income (loss)		Tax		Net Income (loss)
Kookmin Bank [1]	~~W~~	17,058,447	~~W~~	16,626,858	~~W~~	431,589	~~W~~	420,525	~~W~~	404,896
KB Investment & Securities Co., Ltd.		193,063		204,127		(11,064)		(12,565)		(12,498)
KB Life Insurance Co., Ltd.		414,562		413,822		740		684		672
KB Asset Management Co., Ltd.		31,858		13,783		18,075		17,766		13,105
KB Real Estate Trust Co., Ltd.		26,465		25,588		877		954		213
KB Investment Co., Ltd. [1]		5,119		3,280		1,839		2,666		2,710
KB Futures Co., Ltd.		12,695		8,993		3,702		3,829		3,017
KB Credit Information Co., Ltd.		27,108		24,490		2,618		2,628		2,016
KB Data Systems Co., Ltd.		55,796		52,283		3,513		3,752		2,853

	~~W~~	17,825,113	~~W~~	17,373,224	~~W~~	451,889	~~W~~	440,239	~~W~~	416,984

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
20. Financing and Operating Status of Subsidiaries
Financing status of the Company and its subsidiaries as of June 30, 2010, is as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures[1]		Total
KB Financial Group Inc.	~~W~~	—	~~W~~	—	~~W~~	798,876	~~W~~	798,876
Kookmin Bank [2]		180,814,248		13,966,788		35,329,388		230,110,424
KB Investment & Securities Co., Ltd. [2]		71,266		1,628,193		—		1,699,459
KB Life Insurance Co., Ltd.		—		—		—		—
KB Asset Management Co.,Ltd.		1,396		—		—		1,396
KB Real Estate Trust Co., Ltd.		—		123,150		—		123,150
KB Investment Co., Ltd. [2]		—		10,000		—		10,000
KB Futures Co., Ltd.		119,293		—		—		119,293
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—

	~~W~~	181,006,203	~~W~~	15,728,131	~~W~~	36,128,264	~~W~~	232,862,598

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009

[1]	Net of discounts.

[2]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.
Financing status of the Company and its subsidiary as of December 31, 2009, was as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures[1]		Total
KB Financial Group Inc.	~~W~~	—	~~W~~	—	~~W~~	798,421	~~W~~	798,421
Kookmin Bank [2]		173,275,392		14,079,796		37,985,060		225,340,248
KB Investment & Securities Co., Ltd.		55,825		1,656,700		—		1,712,525
KB Life Insurance Co., Ltd.		—		—		—		—
KB Asset Management Co.,Ltd.		1,262		—		—		1,262
KB Real Estate Trust Co., Ltd.		72		123,007		—		123,079
KB Investment Co., Ltd. [2]		—		20,000		—		20,000
KB Futures Co., Ltd.		180,233		—		—		180,233
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—

	~~W~~	173,512,784	~~W~~	15,879,503	~~W~~	38,783,481	~~W~~	228,175,768

[1]	Net of discounts.

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
Operating status of the Company and its subsidiaries as of June 30, 2010, is as follows:

					Cash and Due from
(in millions of Korean won)	Loans[1]		Securities		Banks		Total
KB Financial Group Inc.	~~W~~	159,200	~~W~~	17,687,578	~~W~~	854,133	~~W~~	18,700,911
Kookmin Bank [2]		198,727,727		43,899,627		7,809,672		250,437,026
KB Investment & Securities Co., Ltd. [2]		168,088		1,528,068		244,157		1,940,313
KB Life Insurance Co., Ltd.		95,972		2,346,979		110,548		2,553,499
KB Asset Management Co., Ltd.		2,151		30,264		70,756		103,171
KB Real Estate Trust Co., Ltd.		14		21,253		5,567		26,834
KB Investment Co., Ltd. [2]		10,022		279,456		27,574		317,052
KB Futures Co., Ltd.		—		34,610		122,600		157,210
KB Credit Information Co., Ltd.		—		—		8,196		8,196
KB Data Systems Co., Ltd.		226		—		15,742		15,968

	~~W~~	199,163,400	~~W~~	65,827,835	~~W~~	9,268,945	~~W~~	274,260,180

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009

[1]	Net of allowance for loan losses and deferred loan gains (losses).

[2]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.
Operating status of the Company and its subsidiaries as of December 31, 2009, was as follows:

					Cash and Due from
(in millions of Korean won)	Loans[1]		Securities		Banks		Total
KB Financial Group Inc.	~~W~~	169,150	~~W~~	17,612,122	~~W~~	845,366	~~W~~	18,626,638
Kookmin Bank [2]		195,164,931		41,345,873		9,306,230		245,817,034
KB Investment & Securities Co., Ltd.		132,787		1,546,967		290,666		1,970,420
KB Life Insurance Co., Ltd.		88,167		1,898,654		71,732		2,058,553
KB Asset Management Co., Ltd.		2,007		19,568		70,013		91,588
KB Real Estate Trust Co., Ltd.		14		20,996		476		21,486
KB Investment Co., Ltd. [2]		10,349		276,018		34,691		321,058
KB Futures Co., Ltd.		—		18,436		196,977		215,413
KB Credit Information Co., Ltd.		—		—		10,441		10,441
KB Data Systems Co., Ltd.		299		—		12,734		13,033

	~~W~~	195,567,704	~~W~~	62,738,634	~~W~~	10,839,326	~~W~~	269,145,664

[1]	Net of allowance for loan losses and deferred loan gains (losses).

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
The changes in allowance for loan losses and other assets for the six-month period ended June 30, 2010, are as follows:

			Increase
(in millions of Korean won)	Beginning		(Decrease)		Ending
KB Financial Group Inc.	~~W~~	850	~~W~~	(50)	~~W~~	800
Kookmin Bank [1]		3,849,605		1,161,801		5,011,406
KB Investment & Securities Co., Ltd. [1]		107,497		(27,632)		79,865
KB Life Insurance Co., Ltd.		690		243		933
KB Asset Management Co., Ltd.		377		10		387
KB Real Estate Trust Co., Ltd.		54,115		3,974		58,089
KB Investment Co., Ltd. [1]		522		(214)		308
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		33		3		36
KB Data Systems Co., Ltd.		143		(27)		116

	~~W~~	4,013,832	~~W~~	1,138,108	~~W~~	5,151,940

[1]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
The changes in allowance for loan losses and other assets for the year ended December 31, 2009, were as follows:

			Increase
(in millions of Korean won)	Beginning		(Decrease)		Ending
KB Financial Group Inc.	~~W~~	1,000	~~W~~	(150)	~~W~~	850
Kookmin Bank [1]		3,676,519		173,086		3,849,605
KB Investment & Securities Co., Ltd.		22,978		84,519		107,497
KB Life Insurance Co., Ltd.		521		169		690
KB Asset Management Co., Ltd.		84		293		377
KB Real Estate Trust Co., Ltd.		65,808		(11,693)		54,115
KB Investment Co., Ltd. [1]		632		(110)		522
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		37		(4)		33
KB Data Systems Co., Ltd.		106		37		143

	~~W~~	3,767,685	~~W~~	246,147	~~W~~	4,013,832

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
21. Subsidiaries’ Contribution to Gain and Loss
Subsidiaries’ contributions to the Company’s gain and loss on the valuation of equity method investments for the six-month period ended June 30, 2010, are as follows:

			Contribution
(in millions of Korean won)	Amount		Ratio(%)
Kookmin Bank	~~W~~	215,472	85.27
KB Investment & Securities Co., Ltd.		4,990	1.97
KB Life Insurance Co., Ltd.		6,183	2.45
KB Asset Management Co., Ltd.		11,974	4.74
KB Real Estate Trust Co., Ltd.		7,215	2.85
KB Investment Co., Ltd.		2,403	0.95
KB Futures Co., Ltd.		2,553	1.01
KB Credit Information Co., Ltd.		775	0.31
KB Data Systems Co., Ltd.		1,125	0.45

	~~W~~	252,690	100.00

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
Subsidiaries’ contributions to the Company’s gain and loss on the valuation of equity method investments for the six-month period ended June 30, 2009, were as follows:

			Contribution
(in millions of Korean won)	Amount		Ratio(%)
Kookmin Bank	~~W~~	388,021	99.67
KB Investment & Securities Co., Ltd.		(24,321)	(6.25)
KB Life Insurance Co., Ltd.		3,445	0.88
KB Asset Management Co., Ltd.		13,105	3.37
KB Real Estate Trust Co., Ltd.		463	0.12
KB Investment Co., Ltd.		3,119	0.80
KB Futures Co., Ltd.		3,017	0.78
KB Credit Information Co., Ltd.		2,013	0.52
KB Data Systems Co., Ltd.		424	0.11

	~~W~~	389,286	100.00

22. Insurance
As of June 30, 2010, the Company and its subsidiaries jointly have financial package insurance policies which include Banker’s Blanket Bond, Directors Reparation Liability Insurance, Professionals Reparation Liability Insurance and Employment Practices Liability Insurance with Samsung Fire & Marine Insurance Co., Ltd. The total insurance coverage is ~~W~~100,000 million.
23. Commitments
The commitments made with financial institutions on the limit of corporate borrowings and the related amounts already borrowed as of June 30, 2010, and December 31, 2009, are as follows:

		2010				2009
(in millions of Korean won)		Limit for Borrowing		Amounts Borrowed		Limit for Borrowing		Amounts Borrowed
General loans	Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—
	Woori Bank		130,000		—		130,000		—
Bills discounted	Korea Exchange Bank		100,000		—		100,000		—

		~~W~~	280,000	~~W~~	—	~~W~~	280,000	~~W~~	—

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
24. Value Added Information
Information for calculating value added for the six-month periods ended June 30, 2010 and 2009, is as follows:

(in millions of Korean won)	2010		2009
Salaries	~~W~~	5,473	~~W~~	8,651
Provision for severance benefits		861		1,440
Welfare expenses		891		966
Rental expenses		492		481
Depreciation		432		842
Amortization of intangible assets		418		335
Tax and dues		126		108

	~~W~~	8,693	~~W~~	12,823

Other selling and administrative expenses for the six-month periods ended June 30, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009
Communication	~~W~~	132	~~W~~	80
Publication		111		124
Repairs and maintenance		5		12
Vehicle		132		48
Training		90		106
Office supplies		58		52
Travel		88		188
Commission expense		570		519
Others		672		843

	~~W~~	1,858	~~W~~	1,972

See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
25. Disclosure on Expected Impact upon Adoption of K-IFRS
A. Preparation for K-IFRS adoption
Pursuant to the Act on External Audit of Stock Companies, Article 13, the KB Financial Group Inc. is required to adopt K-IFRS from 2011. Thus, in June 2007, the KB Financial Group Inc. formed a task force to prepare for the adoption of K-IFRS (“K-IRFS TFT”) and is currently in the transition process that consists of three phases, as follows: Phase 1 (adoption assessment stage), Phase 2 (policy setting, system design and development stage) and Phase 3 (implementation stage).
B. K-IFRS adoption plan and work force
1) K-IFRS adoption plan

Phase	Period	Procedures
Phase I (“adoption assessment stage”)	June 2007 ~ February 2008	■ Analyzing GAAP differences
- Analyzing K-IFRS
- Analyzing GAAP differences between K-IFRS and Statements of Korea Accounting Standards (“SKAS”).
■ Analyzing the impacts
- Analyzing the financial impacts
- Analyzing the impacts of specific accounts, disclosure and IT
■ Detailed planning for Phase II
■ Research and benchmarking on success cases, others.

Phase II (“policy setting, system design and develop-ment stage”)	March 2008 ~December 2009	■ Framing accounting policies
■ Framing specific accounting methodology
■ Set-up united account structure “Chart of Accounts”
■ Build Infrastructures for K-IFRS adoption
- Establish accounting policies, accounting guidelines and accounting manuals
- Restructuring of financial reporting system
■ Developing K-IFRS system (define system requirement, analysis, designing, developing, and others)
■ Knowledge transfer and technical trainings, others.

Phase III (“implementation stage”)	January 2010	■ Preparing financial data in accordance with K-IFRS
- Prepare financial data as of January 1, 2010
- Prepare quarterly and half year financial and disclosure data for fiscal year 2010
- Prepare year end financial and disclosure data for fiscal year 2010.
2) Work force
In June 2007, KB Financial Group Inc. assembled an IFRS task-force team which consists of accounting specialists, accounting-consulting firms and others in order to effectively and efficiently adopt K-IFRS. The team is divided into operations within its specialized areas such as closing, disclosure, allowance for loan losses, revenue recognition, investments, derivative instruments, fair valuation, overseas branches, SPC, and others, based on its significance and efficiency of project management. In addition, the IT IFRS team consisting of IT specialists in each area was organized for K-IFRS IT system development.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
KB Financial Group Inc. reports the progress of the K-IFRS adoption and significant issues to the audit committee, the Board of Directors, and others.
C. Status of each phase
1)	Phase I (“adoption assessment stage”)
Between June 2007 and February 2008, KB Financial Group Inc. assessed the potential impacts of K-IFRS adoption and planned detailed procedures.

a. Analyzing GAAP differences and the financial impacts

KB Financial Group Inc. performed the detailed analysis of the requirements under K-IFRS and identified GAAP differences between SKAS (current accounting standards) and K-IFRS in order to analyze the impacts on the financial information, business operations, financial reporting system, and financial performance indicators, and others. Consequently, KB Financial Group Inc. identified the impacts on financial information, major accounts, disclosures and IT.

b. Research on success case and benchmarking

Due to distinctiveness of KB Financial Group Inc., research and benchmarking of the success cases of preceding IFRS adopters among European financial institutions were performed, where necessary, in order to form possible alternatives.

2)	Phase II (“policy setting, system design and development stage”)

KB Financial Group Inc. started the Phase II on March 2008, and completed it by the end of 2009. The purpose of the phase was to establish accounting policies, detailed methodologies, infrastructures, and to develop systems.

a. Accounting policy setting

Considering the K-IFRS requirements and KB Financial Group Inc.’s status, KB Financial Group Inc. selected the accounting policies that are deemed to better represent KB Financial Group Inc.’s substance after detailed analysis of accounting treatment options and outlined specific accounting methodology.

b. Set-up of a united account structure “Chart of Accounts”

To produce timely and proper financial data on a consolidated basis in accordance with K-IFRS, KB Financial Group Inc. set up a united account structure.

c. Building Infrastructures for K-IFRS adoption

For timely and proper financial reporting, KB Financial Group Inc. analyzed and restructured the current financial reporting process by reflecting expected financial impacts discovered. Consequently, KB Financial Group Inc. revised the accounting policies, guidelines and manuals during the course of restructuring financial report process.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009
d. Building Infrastructures for IFRS IT

KB Financial Group Inc. completed the design and development of K-IFRS IT system. The system was tested for the eligibility.

e. IFRS assessment Training

KB Financial Group Inc. provided education necessary for the adoption of K-IFRS to its management and employees, and provided additional focus training to each management level, unit level, and IFRS in-charge level to enhance their ability and capacity for the implementation of K-IFRS.

3)	Phase III (“implementation stage”)

a. Preparing the statement of financial position as of January 1, 2010

In accordance with K-IFRS, KB Financial Group Inc. prepared the opening statement of financial position as of January 1, 2010, and is performing analysis on those financial data.

b. Preparing quarterly, half-year and year-end financial and disclosure data for fiscal year 2010

KB Financial Group Inc. continues to prepare and analyze financial data as of and for the first quarter ended March 31, 2010, as the work of preparing the opening financial data has been completed. When the financial and disclosure data of the first quarter ended March 31, 2010, will have been completed, KB Financial Group Inc. plans to prepare the half-year as well as the third quarter and the year-end financial and disclosure data in accordance with K-IFRS.
D. Significant GAAP differences between K-IFRS and SKAS
Significant GAAP differences between K-IFRS and SKAS (current accounting standards) upon KB Financial Group Inc. in preparing its financial statements in accordance with K-IFRS are, but not limited to, as follows: the scope of consolidation, allowance for loan losses, revenue recognition, derecognition of financial assets and liabilities, measurement of financial assets and liabilities and employee benefits.

GAAP differences	K-IFRS	SKAS
Primary financial statement	Consolidated financial statements	Stand-alone financial statements

Scope of consolidation	All the subsidiaries over which KB Financial Group Inc. can exercise control in substance are included regardless of the size of the subsidiaries.
	Special Purpose Entities are also included over which KB Financial Group Inc. can exercise control.	Entities with total assets less than ~~W~~ 10 billion are excluded from the scope of consolidation according to the Act on External Audit of Stock Companies. Consolidation of Special Purpose Entities is not mentioned.

Allowance for loan losses	Allowance for loan losses that incurred as of date of statement of financial position is assessed either individually or collectively based on historical data of impairment.	Allowance for loan losses is calculated based on the estimates made through a reasonable and objective method. However, if allowances calculated in accordance with the Supervisory Regulation of Banking Business is bigger, this is used.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
June 30, 2010 and 2009

GAAP differences	K-IFRS	SKAS
Revenue recognition	As part of effective interest, all direct loan origination fees are recognized through effective interest rate method.	Only capitalizable fees are recognized through effective interest rate method.

Derecognition of financial assets and liabilities	Evaluate the extent to which the risks, rewards and control of ownership of the transferred assets are retained to determine whether to recognize, derecognize or recognize to the extent of its continuing involvement.	Recognize or derecognize depending on transfer of control over transferred assets. However, derecognition is permitted only when the requirements of derecognition under special provisions are met.

Customer Loyalty Programs	Defer the recognition of some revenues from customer royalty programs as point revenue among the revenue occurs as a part of a sales transaction.	Recognize as provisions or accounts payable.

Measurement of financial assets and liabilities	The appropriate quoted market price for an asset held or liabilities to be issued is the current bid price and, for an asset to be acquired or liability held is the asking price. Credit risk is considered when evaluating the fair value of financial instruments.	Bid-Ask price or credit risks are not considered when evaluating the fair value of financial instrument. However, credit risk is considered in evaluating derivative instruments in accordance with Best Practice for Derivative instruments of FSS.

Employee benefits	Actuarial valuation method is used by adopting projected unit credit method to determine benefit obligation.	Benefits are measured based on assumption that all eligible employees and directors were to terminate their employment as of the date of statement of financial position.
See Report of Independent Accountants